UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934
______________________

May 24, 2010
(Date of Event which Requires Filing of this Statement)

Oreon Rental Corporation
(Name of Issuer)

Common Stock, $.00001 Par Value
(Title of Class of Securities)

686051103
(CUSIP Number)

Alvaro Vollmers
4900 California Ave., Tower B-210, Bakersfield, CA 93309
214-556-5992
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box ☐.

Check the following box if a fee is being paid with the statement ☑. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP ID NO. 686051103
1	Names of Reporting Persons		Alvaro Vollmers
2	Check the Appropriate Box if a Member of a Group		(a)_____ (b)_____
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Peru and Germany
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	150,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	150,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		150,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		12.4%
14	Type of Reporting Person		IN, HC

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 17, 2010 (the “Original Schedule 13D”), on behalf of Alvaro Vollmers (“Vollmers”).  This Amendment No. 1 relates to the Common Stock $.00001 par value (the “Common Stock”), of Oreon Rental Corporation, a Nevada corporation (the “Company”) or (“Oreon”).

Item 4.     Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended supplemented by adding the following at the end thereof:

On May 24, 2010, Vollmers transferred 1,400,000 shares of Common Stock to the Company.  The Company intends to hold these shares in treasury until cancelled by further action by the Board of Directors. Mr. Vollmers is President, Secretary, Treasurer, and the sole director of the Company.

Mr. Vollmers received no consideration from the Company for the shares he transferred.  Mr. Vollmers transferred the shares in anticipation of a 70:1 stock split approved by the sole director and by shareholders holding at least a majority of the issued and outstanding Common Stock, with the intent of creating a more flexible capital structure for the Company.

Immediately prior to the stock transfer described above, Mr. Vollmers owned 1,550,000 shares of Common Stock, or 59.4% of the issued and outstanding shares of Common Stock. Immediately after the stock transfer, Mr. Vollmers owned 150,000 shares of Common Stock, or approximately 12.4% of the issued and outstanding shares of Common Stock.

Item 5.     Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    Vollmers owns 150,000 shares of Common Stock, or 12.4% of all issued and outstanding shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alvaro Vollmers
Alvaro Vollmers

Date:  June 2, 2010